UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
	January 13, 2006

via U.S. mail

Matthew Jesch
Chief Financial Officer
Newpage Holding Corporation
Courthouse Plaza, NE
Dayton, Ohio 45463


		Re:  Newpage Holding Corporation
		Amendment No. 1 to Registration Statement on
      Form S-4
File No. 333-129343


      Dear Mr. Jesch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note the recent sale of timberlands by Escanaba Timber LLC, your principal supplier of hardwood and pulpwood. You indicate that you have entered into agreements with other suppliers. Please file the new supply agreements as exhibits to the registration statement.

2. We note your revision of the prospectus in response to prior
comment 8 of our letter dated December 1, 2005.   The text has
been
imported in its entirety but you have not provided adequate background information preceding the section in order to render the disclosure meaningful. For example, without referencing your relationship to Escanaba Timber LLC and Cereberus Capital Management
L.P and its affiliates prior to the disclosure provided on page 2, the disclosure is difficult to comprehend. Revise your disclosure accordingly.

Pro Forma Financial Statements, page 40

3. We note your response to prior comment 22, regarding pro forma adjustments related to pension and other general and administrative costs, indicating that the financial statements of the Printing and
Writing Papers Business did not include interest costs on the projected benefit obligation or a return on pension assets that you acquired. It is unclear how such adjustments are consistent with your plans for replacing the defined benefit pension plan with a defined contribution plan. You also indicate that you are eliminating other general and administrative costs previously allocated that will no longer be incurred, except that the amounts being eliminated are reduced for similar costs that have been contractually incurred for periods subsequent to the acquisition under the Transition Services Agreement or other contractual arrangements. It remains unclear how you have determined that these adjustments are factually supported and directly attributed to the transaction.

Revise your disclosure within Note 3 on pages 42 and 44 to include the amounts allocated by MeadWestvaco to each significant item identified, offsetting amounts associated with your contractual arrangements, and the specific facts and circumstances that you believe will result in you incurring less costs than the amounts allocated by MeadWestvaco. The specific nature of activity associated with the costs being eliminated, and manner of quantifying the related charge should be described. Given the disclosure on page
F-7, stating that management believed the allocations were reasonable, it should be clear how you determined that the charges relate to operations that were not acquired, and concluded that you will undertake no similar activity in the future.

4. As indicated in prior comment 24, Item 10(e) of Regulation S-K requires a balanced disclosure of non-GAAP measures with a presentation having equal or greater prominence of the most directly comparable financial measure calculated in accordance with GAAP. To this point, we note you continue to disclose a sensitivity analysis and discussion of pro forma EBITDA and pro forma Price-Adjusted EBITDA, without including a similar sensitivity analysis of the most directly comparable financial measure calculated in accordance with
GAAP. Since you state on page 17 that EBITDA is a "...basis upon which [your] management assesses performance," it appears that your reconciliation to net loss corresponds to the manner by which you are utilizing the measure, while the additional reconciliation to cash provided by operations seems to detract from the focus your discussion might otherwise have.

Given the emphasis you have placed on these measures, it is unclear why you believe relocating the analysis to follow the notes to your pro forma financial statements on page 45, with no parallel discussion of pro forma Net Loss, does not render your discussion and analysis beginning on page 52 incomplete. Having a balanced discussion and analysis, along with an appropriate reconciliation in close proximity to this disclosure, are key elements of the requirements in Item 10(e) of Regulation S-K.

With regard to the compilation of your pro forma non-GAAP metrics (specifically, the approach described under point 6 on page 46), it appears some of your adjustments may not be in compliance with the guidance in Article 11 of Regulation S-X, or Item 10(e) of Regulation
S-K. For instance, you explain that you have eliminated costs that you do not expect to incur on a stand alone basis, while stating that you are unable to provide any assurance that you will not incur such expenses or any additional expenses as a stand alone business. We believe you should comply with the requirements for compiling pro forma measures prior to further adjusting the metrics to non-GAAP measures; and be able to demonstrate compliance with Regulation S-K.
We reissue prior comment 24.

5. On a related point, in your disclosure on page 17 you state that
you have included EBITDA in the prospectus "...because it is a primary component of certain covenants under [your] senior secured credit facilities...."  On page108, you appear to list those covenants. Given your stated rationale for including the measure, it appears that you should also include a table showing the computation of the relevant covenant ratios, compared to the covenant requirements for the period, and include a discussion addressing the extent to which you have complied with your debt covenants.

Management`s Discussion and Analysis, page 52

Net Sales, page 53

6. We have read the draft disclosure revisions you submitted on January 6, 2006, responding to certain suggestions relayed during our conference call on January 4, and note that you appear to identify four areas in the section "Selected Factors that Affect our Operating
Results" in which your results of operations were impacted by either the application of purchase accounting, or other changes in contractual arrangements accompanying the purchase of the Printing and Writing Paper Business, including depreciation, amortization and depletion; selling, general and administrative expenses; interest and taxes. Please further revise your disclosures under "Results of Operations" and "2005 First Three Quarters Compared to 2004 First Three Quarters," to quantify the change attributed to each item. Also quantify offsetting items contributing to the overall account fluctuation noted in your analysis; and explain how the activity noted under the subsection Cost of Production compare to those identified under Cost of Sales.
Certain Relationships and Related Party Transactions, page 103
7. Please confirm that the revisions made to the disclosure in response to prior comment 33 are complete. In this regard, we note that your response included bracketed language indicative of supplemental information to be provided. Please revise the disclosure or confirm the completeness of the disclosure in your subsequent amendment and response letter. With respect to each related party transaction, disclose, if true, that the terms of the transaction are the same as would have been obtained from an unaffiliated third party. If not, please so state.

Certain Material U.S. Federal Income and Estate Tax
Considerations,
page 149
8. It appears that you intend for this section to constitute the opinion of counsel. Please eliminate the language in the first paragraph which indicates that you "do not intend to obtain" an opinion of counsel. Likewise, please revise to indicate that the tax consequences that are described represent the opinion of counsel. Counsel making such opinion should be identified.
Financial Statements - Printing and Writing Paper Business

General

9. We note that in response to prior comment 38, you revised the disclosure on page F-7 to state that although the acquisition of the
Printing and Writing Paper Business was funded on May 2, 2005, you deemed it to have been completed on April 30, 2005. On page 2, you state that the transaction was completed on May 2, 2005. Please further revise your disclosures, not only in the financial statements of the Printing and Writing Paper Business, but also in the financial statements of NewPage Holding Corporation, and all corresponding disclosures throughout the document, to clearly identify the periods for which activity is recorded in each set of financial statements.

A. Restatement of Previously Issued Financial Statements, page F-
13

10. We have read your response to prior comment 42, concerning your reversal in the carve out financial statements of the impairment charge recognized by MeadWestvaco in 2004, stating that "...the actual sales price was considered when assessing the reliability of the undiscounted cash flows utilized in the Business` SFAS 144 analysis," although it appears that even after restoring the amount impaired, you recorded the property and equipment acquired at a value far less than the restored balance. Since MeadWestvaco did not reverse the impairment charge recognized on a consolidated basis, and actually recognized an additional loss on the disposition, it is unclear how recapturing the value impaired retains the historical character of the financial statements. The guidance in SAB Topic 1:B requires historical financial statements to reflect all costs of doing business. As part of a consolidated entity in 2004, it would seem that the Printing and Writing Paper Business would have been subject to the application of generally accepted accounting principles by the parent entity, with the impairment charge representing depreciation expense that had not been recognized in earlier periods, and which would need to have been recorded to properly reflect the utilization of assets. Please contact us regarding this matter at your earliest convenience.

11. We note that you have made additional adjustments to the historical financial statements, covering the period prior to your acquisition. Please expand your disclosure to clarify whether the adjustments are appropriately characterized as corrections necessary to correct errors in preparation, or whether you are further recasting the presentation to show the results as you believe they should be presented on a stand alone basis.

Financial Statements - NewPage Holding Corporation and
Subsidiaries

Note B - Acquisition and Related Transactions, page F-39

12. We note the reconciliation and disclosure revisions provided in
response to prior comments 44, 45 and 46 included in Note B.
Please
further revise your disclosure to explain how the $130.3 million related to the "excess of cash contributed from Escanaba Timber over fair value of assets acquired" is recorded in the financial statements. Specifically, since you received $415 million in cash from Escanaba Timber, you should explain why only $283 million was credited to additional paid in capital. Indicating that the $130.3 million represents excess of cash contributed does not sufficiently convey the accounting applied - the account in which the credit resides should be clear.

13. Please reconcile the differences between the pro forma net loss for the nine months ended 09/30/05 presented in this Note
($54,271),
and the amount presented in the pro forma disclosures on page 43
($57,912).

Exhibit 8.1

14. Please revise the opinion to indicate clearly that the discussion in the registration statement is the opinion of counsel. A statement that, in the opinion of counsel, the discussion in the registration statement sets forth the material tax consequences of the exchange is not appropriate in this regard.
Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Wojciechowski, Staff Accountant at (202) 551-3759 or Karl Hiller, Accounting Branch Chief at (202) 551-3686
if
you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at
(202)
551-3757 or Tangela Richter, Branch Chief at (202) 551-3645 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.



        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director

cc:	Michael Littenberg, Esq.
	Schulte Roth & Zabel
	(212) 593-5955 (via facsimile)
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Mr. Jesch
Newpage Holding Corporation
January 13, 2006
page 6